UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DAOU SYSTEMS, INC.
                               ------------------
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    237015102
                                  --------------
                                  (CUSIP Number)


                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 10, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                              Page 1 of 14 Pages

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 2 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            5,227,256 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       5,227,256
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,227,256
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.9%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 3 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners International III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            473,157 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       473,157
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          473,157
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.7%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 4 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            21,405 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       21,405
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,405
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 5 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William R. Grant
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            80,624
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       80,624
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          80,624
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 6 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bruce F. Wesson
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            100,000
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       100,000
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100,000
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 7 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          L. John Wilkerson
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            7,010 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       7,010
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,010
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 8 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Srini Conjeevaram
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          India (See Item 2)
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            1,000 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       1,000
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                               ------------------
CUSIP 237015102                                               Page 9 of 14 Pages
---------------                                               ------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David Jahns
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            587
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       587
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          587
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------                                              -------------------
CUSIP 237015102                                              Page 10 of 14 Pages
---------------                                              -------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Zubeen Shroff
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER            2,000 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER          0
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER       2,000
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,000
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

ITEM 6.   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 OF THE INITIAL SCHEDULE 13D IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

          On August 10, 2005, Reporting Persons Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. entered into that certain Irrevocable Proxy and Voting Agreement (the "Voting Agreement") with Proxicom, Inc., PRX Acquisition Sub, Inc., Daou Systems, Inc. (the "Issuer") and Vincent Roach, pursuant to which such Reporting Persons agreed to vote the shares of stock of the Issuer held by them in the manner specified therein, as well as to take, or refrain from taking, certain other actions in respect of such shares of the Issuer held by them.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 OF THE INITIAL SCHEDULE 13D IS HEREBY AMENDED BY ADDING THERETO THE
FOLLOWING:

          2. Irrevocable Proxy and Voting Agreement, dated August 10, 2005, by the Reporting Persons and other parties as described in Item 6.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: August 12, 2005                    GALEN PARTNERS III, L.P.
                                         By:  Claudius, L.L.C.


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Member


                                         GALEN PARTNERS
                                         INTERNATIONAL III, L.P.
                                         By:  Claudius, L.L.C.


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Member


                                         GALEN EMPLOYEE FUND III, L.P.
                                         By:  Wesson Enterprises, Inc.


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------


                      [Signatures continued on next page.]

                                         CLAUDIUS, L.L.C.


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Member


                                         WESSON ENTERPRISES, INC.


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Member


                                         WILLIAM R. GRANT


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Bruce F. Wesson
                                                 Attorney-in-Fact


                                         /s/ Bruce F. Wesson
                                         -----------------------------------
                                         BRUCE F. WESSON


                                         L. JOHN WILKERSON


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Bruce F. Wesson
                                                 Attorney-in-Fact


                                         DAVID JAHNS


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Bruce F. Wesson
                                                 Attorney-in-Fact


                                         SRINI CONJEEVARAM


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Bruce F. Wesson
                                                 Attorney-in-Fact

                                         ZUBEEN SHROFF


                                         By: /s/ Bruce F. Wesson
                                             -------------------------------
                                                 Bruce F. Wesson
                                                 Attorney-in-Fact

                                    Exhibit 2

                     IRREVOCABLE PROXY AND VOTING AGREEMENT

     IRREVOCABLE PROXY AND VOTING AGREEMENT, dated as of August 10, 2005 (this "Agreement"), among Daou Systems, Inc., a Delaware corporation (the "Company"), Proxicom, Inc., a Delaware corporation ("Parent"), PRX Acquisition Sub, Inc., a Delaware corporation ("Merger Sub"), Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P., each a Delaware limited partnership (each a "Galen Fund" and together, the "Galen Funds"), and Vincent K. Roach in his individual capacity ("Roach" and together with the Galen Funds, the "Stockholders" and each a "Stockholder").

     WHEREAS, Merger Sub, Parent and the Company, propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that the Company will be merged with and into Merger Sub (the "Merger"); and

     WHEREAS, as of the date hereof, the Stockholders own (both beneficially and of record) 3,199,527 shares of Common Stock, par value $0.001 per share, of the Company ("Company Common Stock") and 2,181,818 shares of Series A-1 Preferred Stock, par value $0.001 per share, of the Company ("Company Preferred Stock"); and

     WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholders agree, and in order to induce Parent and Merger Sub to enter into the Merger Agreement the Stockholders have agreed, to appoint Parent as its attorney and proxy, in accordance with the terms of this Agreement, in respect of 3,199,527 shares of Company Common Stock and 2,181,818 shares of Company Preferred Stock owned by the Stockholder (the "Shares"); and

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                   ---------

                 VOTING AGREEMENT AND PROXY OF THE STOCKHOLDERS
                 ----------------------------------------------

     SECTION 1.1 VOTING OF THE SHARES. Each of the Stockholders, severally and not jointly, hereby agree that during the period commencing on the date hereof and continuing until the termination of this Agreement as specified in Article V hereof (the "Termination Date"), at any meeting of the holders of Company Stock (as defined in the Merger Agreement), such Stockholder shall vote (or cause to be voted) the Company Common Stock and Company Preferred Stock held of record or Beneficially Owned (as defined below) by such Stockholder, whether heretofore owned or hereafter acquired, (i) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement,
(ii) against any proposals for any merger, consolidation, sale or purchase of any assets, reorganization, recapitalization, liquidation or winding up of or by the Company or any other extraordinary corporate transaction which shall be inconsistent with the Merger or the other transactions contemplated by the

Merger Agreement, (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (iv) against any proposals for the amendment of the certificate of incorporation or by-laws of the Company (including, without limitation, the adoption of any stockholder rights agreement or the authorization or issuance of any new class or series of Company Preferred Stock or Company Common Stock) or any change in the management or board of directors of the Company which shall be inconsistent with the Merger or the other transactions contemplated by the Merger Agreement and (v) for or against the adjournment or postponement of any meeting called to consider the Merger. Each of the Stockholders further agrees not to commit or agree to take any action inconsistent with the foregoing.

     For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     SECTION 1.2 PROXY. Each Stockholder hereby irrevocably appoints Parent, from and after the date hereof and until the Termination Date (at which point such constitution and appointment shall automatically be revoked), as such Stockholder's attorney and proxy pursuant to the provisions of Section 212(e) of the Delaware General Corporation Law, with full power of substitution, to vote in such manner as Parent or its duly authorized representative shall, in its sole discretion, deem proper and otherwise act with respect to the Shares and all other securities issued to such Stockholder by the Company in respect of the Shares, which such Stockholder is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise (i) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any proposals for any merger, consolidation, sale or purchase of any assets, reorganization, recapitalization, liquidation or winding up of or by the Company or any other extraordinary corporate transaction which shall be inconsistent with the Merger or the other transactions contemplated by the Merger Agreement, (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (iv) against any proposals for the amendment of the certificate of incorporation or by-laws of the Company or any change in the management or board of directors of the Company which shall be inconsistent with the Merger or the other transactions contemplated by the Merger Agreement and (v) for or against the adjournment or postponement of any meeting called to consider the Merger. This Agreement confers no other authority to vote on any other matters. This proxy and power of attorney is irrevocable and coupled with an interest, shall not be terminated by any act of the Stockholders or by operation of law, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all successors, assigns, heirs, beneficiaries and legal representatives of the Stockholders. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to the Shares (and all other securities issued by the Company to such Stockholder in respect of the Shares) which it may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Stockholder with respect thereto. Parent shall not be permitted to make a demand for appraisal rights with respect to the Shares pursuant to any dissenting stockholder or appraisal provision of applicable law. Each Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing. The proxy granted hereby includes the power to call, or cause each Stockholder to call, a special meeting of stockholders of the Company to consider the Merger Agreement and the transactions contemplated thereby.

                                   ARTICLE II
                                   ----------

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
               --------------------------------------------------

     Each Stockholder, severally as to information relevant to itself only, hereby represents and warrants to Parent and Merger Sub as follows:

     SECTION 2.1 AUTHORITY RELATIVE TO THIS AGREEMENT. The Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

     SECTION 2.2 NO CONFLICT. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) other than disclosure and filing with the Securities and Exchange Commission, require any consent, approval, authorization or permit of, or filing with or notification to any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the stockholder or by which any property or assets of the Stockholder are bound or affected, or (iii) conflict with, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of the Stockholder pursuant to, any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party (individually or collectively) or by which the Stockholder or any property or asset of the Stockholder is bound or affected.

     SECTION 2.3 TITLE TO THE SHARES. As of the date hereof, the Stockholder is the record and beneficial owner of that number of shares of Company Common Stock and Company Preferred Stock set forth beside the Stockholder's name on Exhibit A attached hereto, which are all the securities of the Company owned, either of record or beneficially, by the Stockholder. Except for Roach's Pledge Agreement with the Company dated June 1, 2001 (the "Roach Agreement"), the Stockholder owns all such shares of Company Common Stock and Company Preferred Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Stockholder's voting rights, charges and other encumbrances of any nature whatsoever (except for any encumbrance arising hereunder), and, except as provided in this Agreement, the Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to such shares. Except under the terms of the Roach Agreement, the Stockholder has the sole right and power to vote and dispose of the shares of Company Common Stock and Company Preferred Stock. Except under the terms of the Roach Agreement, none of such shares of Company Common Stock or Company Preferred Stock are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or transfer thereof, except as contemplated by this Agreement.

     SECTION 2.4 COMPANY STOCK OPTIONS. Except as set forth beside the Stockholder's name on Exhibit A, the Stockholder does not own, as of the date hereof, and will not acquire prior to the Effective Time (as defined in the Merger Agreement), any Options or Warrants (as defined in the Merger Agreement) of the Company.

     SECTION 2.5 BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder (other than as expressly disclosed in the Merger Agreement relative to the fee payable by the Company with respect to the Merger).

                                  ARTICLE III
                                  -----------

                          COVENANTS OF THE STOCKHOLDERS
                          -----------------------------

     SECTION 3.1 PRE-CLOSING TRANSFER RESTRICTIONS. Except for the Roach Agreement Stockholder agrees that until the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of this Agreement, such Stockholder, directly or indirectly, will not (i) sell, hypothecate, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or create or permit to exist any security interest, lien, claim, pledge, right of first refusal agreement, charge or other encumbrance of any nature whatsoever (collectively, "Transfer"), or enter into any contract, option, put, call or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of any of the Shares to any Person unless such Person has validly executed a counterpart signature page to this Agreement and has agreed to be bound by the terms hereof in all respects, (ii) trade or take any position, hedge or otherwise, with respect to the Shares, (iii) enter into any voting agreement, arrangement or understanding, directly or indirectly, whether by proxy, voting agreement or otherwise, with respect to any of the Shares or deposit any Shares into a voting trust or (iv) take any action that would make any of the representations or warranties contained herein untrue or incorrect or have the effect of preventing or impeding such Stockholder from performing any of its obligations under this Agreement. Nothing herein shall prohibit the conversion of the Shares by operation of law pursuant to a merger, share exchange or other comparable transaction approved by the Company's stockholders.

     SECTION 3.2 NON SOLICITATION. From the date hereof until the earlier of the Effective Time and the termination of this Agreement, each Stockholder shall immediately cease and desist and discontinue and cause to be terminated any and all existing activities, whether directly or indirectly through any affiliate, attorney, accountant, financial advisor, employee, independent representative or independent agent of such Stockholder, with respect to any of the following and shall not, directly or indirectly, through any affiliate, attorney, accountant, financial advisor, employee, independent representative or independent agent of such party, solicit, initiate, encourage or take any action to facilitate (including by way of furnishing information or engaging in discussions or negotiations) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to or relate to, a proposal or offer to acquire all or any substantial part of the business or properties of the Company or any substantial part of the capital stock of the Company, whether by merger, share purchase or exchange, reorganization, recapitalization, liquidation, dissolution, consolidation, business combination, purchase of substantial assets, tender offer, exchange or similar transaction, whether for cash, securities or any other consideration or combination thereof, other than the transaction contemplated by the Merger Agreement and other than another transaction or series of related transactions in which Parent, Merger Sub or a Subsidiary of Parent or Merger Sub is the acquiring Person. Notwithstanding the foregoing, nothing in this Section 3.2 or in this Agreement shall operate to keep any person party hereto (or such person's affiliate) from acting in his or her capacity as an officer of the Company or as a member of the Company Board (as defined in the Merger Agreement) and discharging his or her fiduciary duty as such, consistent with and subject to the restrictions imposed and actions permitted under Section 5.4 of the Merger Agreement.

                                   ARTICLE IV
                                   ----------

                                   TERMINATION
                                   -----------

     SECTION 4.1 TERMINATION. This Agreement shall terminate on the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of this Agreement by the mutual written agreement of the parties,
(iii) the termination of the Merger Agreement in accordance with its terms or
(iv) such date and time as any amendment to the Merger Agreement is effected without such Stockholder's consent that changes the formula for computation of Common Stock Per Share Merger Consideration or Preferred Stock Per Share Merger Consideration (as each term is defined in the Merger Agreement).

     SECTION 4.2 EFFECT OF TERMINATION. Immediately upon the termination of this Agreement in accordance with Section 4.1 above, this Agreement and all obligations hereunder of the parties hereto shall be terminated in all respects; provided, that, if this Agreement is terminated after the occurrence of a termination of the Merger Agreement pursuant to either Sections 7.1(b)(iii), 7.1(g)(iv), 7.1(c), 7.1(e), 7.1(f) or 7.1(g) thereof, then, if shares of the Company Preferred Stock held by any Galen Fund is, within six (6) consecutive months of the date of such termination, either sold or exchanged, alone or in combination with other securities or promissory notes issued by the Company from time to time, for an aggregate amount in excess of $5.59 per share ("Excess Amount"), Parent shall be entitled to receive from such Galen Fund, in cash, an amount equal to one-quarter (25%) of the Excess Amount. The value of any non-cash consideration provided to the Galen Funds in connection with the sale of any shares of Company Preferred Stock as described above shall be determined in good faith by the Galen Funds, consistent with the methodology used by the Galen Funds to inform their respective limited partners of the return on such limited partners' investments in transactions requiring payment thereto.

                                   ARTICLE V
                                   ---------

                        COVENANTS OF CERTAIN STOCKHOLDERS
                        ---------------------------------

     SECTION 5.1 GALEN FUNDS AGREEMENT. From and after the date hereof until the Effective Time (as defined in the Merger Agreement) unless this Agreement is earlier terminated, the Galen Funds hereby (i) waive, effective immediately prior to the Effective Time, the liquidation preference and any and all other amounts otherwise owed to the Galen Funds under the Company's Certificate of Incorporation as reflected in the Certificate of Designation of the Series A-1 Preferred Stock, as a result of the consummation of the Merger and agree that the sole consideration to be received by the Galen Funds for the Company Preferred Stock owned by the Galen Funds as a result of the Merger shall be the Preferred Stock Per Share Merger Consideration as set forth in the Merger Agreement, (ii) agree not to exercise any of the Galen Warrants (as defined in the Merger Agreement), and (iii) agree that all of the Galen Warrants will be deemed to be cancelled immediately prior to the Effective Time.

     SECTION 5.2 COVENANT TO REPAY OUTSTANDING PROMISSORY NOTES. From and after the date hereof until the Effective Time (as defined in the Merger Agreement), Roach shall cause the aggregate amount of indebtedness (including without limitation principal, interest and any penalty charges or fees) that remains outstanding and unpaid under the terms of the Secured Promissory Note, dated June 1, 2001, made by Roach in favor of the Company in connection with his purchase of Company Common Stock, to be repaid in full and provide evidence of such repayment to Parent on or prior to the Effective Time.

                                   ARTICLE VI
                                   ----------

                                  MISCELLANEOUS
                                  -------------

     SECTION 6.1 EXPENSES. Except as otherwise provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     SECTION 6.2 FURTHER ASSURANCES. The Stockholders, Parent and Merger Sub will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     SECTION 6.3 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 6.4 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among Parent, Merger Sub and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among Parent, Merger Sub and the Stockholders with respect to the subject matter hereof.

     SECTION 6.5 ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder (but not their obligations hereunder) to any affiliate of

Parent or Merger Sub, and the Stockholders may assign their rights hereunder subject to Section 3.1.

     SECTION 6.6 OBLIGATIONS OF SUCCESSORS; PARTIES IN INTEREST. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors, permitted assigns, heirs and beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 6.7 AMENDMENT; WAIVER. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 6.8 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     SECTION 6.9 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, reputable overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.9):

     if to Parent or Merger Sub:

          c/o Gores Technology Group, LLC
          6260 Lookout Road
          Boulder, CO 80301
          Attention:  Chief Financial Officer
          Telecopier:  (303) 531-3200

     and

          Gores Technology Group, LLC
          10877 Wilshire Boulevard, 18th Floor
          Los Angeles, CA 90024
          Attention: General Counsel
          Telecopier:  (310) 443-2149
     with a copy to:

          Bingham McCutchen LLP
          355 S. Grand Avenue, Suite 4400
          Los Angeles, CA  90071
          Attn:  Thomas A. Waldman, Esq.
          Telecopier:  (213) 830-8608

     if to the Galen Funds:

          c/o Galen Associates
          610 Fifth Avenue
          New York, NY 10020
          Attn:  Bruce F. Wesson
          Telecopier:  (212) 218-4999

     with a copy to:

          Thelen, Reid & Priest LLP
          875 Third Avenue
          New York, NY 10022
          Attn:  Peter K. Anglum, Esq.
          Telecopier:  (212) 603-2001

     if to Roach:

          130 Cape Circle
          Addison, Maine 04606
          Telecopier: (207) 483-9675

     SECTION 6.10 GOVERNING LAW. The validity and interpretation of this Agreement shall be governed by the laws of the State of Delaware, without reference to the conflicts of law principles thereof.

     SECTION 6.11 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 6.12 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The signatures of the parties on this Agreement may be delivered by facsimile and any such facsimile signature shall be deemed an original.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers or representatives as of the day and year first written above.

                                         COMPANY:

                                         DAOU SYSTEMS, INC.

                                         By:  /s/ Vincent K. Roach
                                              ---------------------------------
                                              Name:  Vincent K. Roach
                                              Title: Chief Executive Officer


                                         PARENT:

                                         PROXICOM, INC.

                                         By:  /s/ Brent D. Bradley
                                              ---------------------------------
                                              Name:  Brent D. Bradley
                                              Title: Vice President & Secretary


                                         MERGER SUB:

                                         PRX ACQUISITION SUB, INC.

                                         By:  /s/ Brent D. Bradley
                                              ---------------------------------
                                              Name:  Brent D. Bradley
                                              Title: Vice President & Secretary


                                         STOCKHOLDERS:

                                         GALEN PARTNERS III, L.P.
                                         By:  Claudius, LLC,
                                              its general partner

                                              By:  /s/ David Jahns
                                                   ----------------------------
                                                   Name:  David Jahns
                                                   Title: Member

                                         GALEN PARTNERS INTERNATIONAL III, L.P.
                                         By:  Claudius, LLC,
                                              its general partner

                                              By:  /s/ David Jahns
                                                   ----------------------------
                                                   Name:  David Jahns
                                                   Title: Member

                                         GALEN EMPLOYEE FUND III, L.P.
                                         By:  Wesson Enterprises, Inc.,
                                              its general partner

                                              By:  /s/ Paula Semelmacher
                                                   ----------------------------
                                                   Name:  Paula Semelmacher
                                                   Title: Vice President



                                         /s/ Vincent K. Roach
                                         --------------------------------------
                                         VINCENT K. ROACH, in his individual
                                         capacity